Equinix, Inc.

301 Velocity Way, Fifth Floor

Foster City, CA 94044

Phone: (650) 513-7000

Fax: (650) 513-7900

May 21, 2009

VIA EDGAR AND FASCIMILE

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 3720 Washington, D.C. 20549
Attention:	Celeste Murphy
Ajay Koduri
Christy Adams
Terry French

Re:	Equinix, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 000-31293

Ladies and Gentlemen:

On behalf of Equinix, Inc. (“Equinix”), this letter responds to the comments set forth in your letter dated May 15, 2009. For your convenience, we have repeated the comments in your letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data, page 60

Notes to Consolidated Financial Statements, page F-6

Note 13. Income Taxes, page F-47

Securities and Exchange Commission

May 21, 2009

1.	We note management’s conclusion that it is more likely than not that the deferred tax assets will be fully realizable in U.S., and that you believe there was sufficient positive evidence to support the release of the valuation allowance against your U.S. deferred tax assets in the fourth quarter of 2008. It appears that you base part of this decision on the fact that your U.S. operations became profitable in 2008, particularly in the fourth quarter, and that as of the end of the year, the U.S. operations had cumulative income for the three year period.

The more-likely-than-not criterion set forth in SFAS No. 109 requires positive evidence of sufficient quality and quantity to counteract negative evidence in order to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. We note that losses were reported in both 2006 and 2007 for the U.S. operations and that this represents significant negative evidence in your evaluation. It appears that you have placed significant weight on positive evidence based upon your financial forecasts. Please tell us how you weighed both the positive and negative evidence to determine that a valuation allowance is not needed, despite the losses reported in the U.S. in recent years. Explain why you believe your financial forecasts provide sufficient evidence that your deferred tax assets are realizable.

RESPONSE TO COMMENT 1:

In the fourth quarter of 2008, we evaluated the more likely than not criteria and the related guidance set forth in SFAS No. 109 “Accounting for Income Taxes” and determined that it was more likely than not that Equinix’s U.S. deferred tax assets would be realized. Accordingly, we released the valuation allowance against the U.S. deferred tax assets. In making this determination, we evaluated our current business activities, our historical results and our operating trends and concluded that the quality and quantity of the positive evidence out-weighted the negative evidence. In addition to positive and negative evidence discussed below we considered the following principal business factors that support our conclusion:

•

Our U.S. business has been in existence for approximately 10 years and the International Business Exchange (IBX) data centers were operating at approximately 80% of capacity at December 31, 2008, with a stable and diverse mix of customers.

•

U.S. revenue is predictable due to the recurring nature of the services. Our business is based on a recurring revenue model comprised of colocation, interconnection and managed infrastructure services. These services are recurring as our customers are generally billed on a fixed and recurring basis each month for the duration of their contracts, which are generally one to three years in length. Our recurring revenues comprise greater than 90% of our total revenues.

Securities and Exchange Commission

May 21, 2009

•

Once customers install their equipment in our IBX centers and we begin to provide service, it may be difficult for them to terminate their services for the following reasons: (i) there is a limited supply of data center space in a number of U.S. markets; (ii) customers’ equipment is a critical part of their business and operating infrastructure and requires high levels of reliability and uptime which is a core part of our offering; and (iii) it may be time consuming and expensive for customers to relocate their critical infrastructure assets.

•

On a GAAP basis, our U.S. business operated at a loss in 2006, at a close to breakeven level in 2007 and at a profit in 2008. Our Profit before Tax (“PBT”) in 2007, when adjusted for permanent tax differences, turned from a loss to a profit. Additionally in the fourth quarter of 2008, we achieved three year cumulative profitability. We also expect the U.S. business to operate at a profit in 2009 in excess of the 2008 results. Lastly, we have historically achieved or exceeded our forecasted results.

Below are some of the key positive and negative factors and the related evidence that we considered in our evaluation as prescribed by SFAS No. 109:

Positive Factors:

a)	In the fourth quarter of 2008, the U.S. business achieved three year cumulative profitability. The U.S. PBT, as adjusted for permanent tax differences, was positive in 2007 and 2008. In the fourth quarter of 2008, the trailing 12 quarters of U.S. PBT, as adjusted for permanent tax differences, moved from a loss to a profit. Prior to the fourth quarter of 2008 we would have had a three year cumulative loss. As noted in the quarterly and yearly earnings history shown in the table below, seven out of 12 quarters were profitable on a GAAP basis in the past three years with a clear trend of improving earnings over the three years.

The U.S. business has transitioned from losses to profit as a result of our recurring revenue model and a cost structure which has a large base that is fixed in nature and generally does not grow in proportion to revenue growth. Once the U.S. business achieved a size sufficient to cover the fixed cost base, incremental revenue will principally contribute to the U.S. PBT. This is evident in the trends noted below and in our discussion on our results of operations included in our December 31, 2008 Form 10-K.

Securities and Exchange Commission

May 21, 2009

($USD thousands)

Quarter	FY 2006	FY 2007	FY 2008
Q1	$(4,356)	$(4,589)	$5,659
Q2	(5,217)	372	6,981
Q3	(5,863)	3,849	5,920
Q4	7,446	(2,012)	11,525

Total U.S. PBT	(7,990)	(2,380)	30,085
Permanent Differences	(2,638)	2,616	3,206

Adjusted U.S. Profit (Loss) Before Tax	$(10,628)	$236	$33,291

Cumulative three year U.S. PBT			$19,715

b)	The U.S. business was profitable for every quarter in 2008. The U.S. business has reached a size that we expect would continue to support profitable operations as consistent with our forecast for 2009.

c)	The U.S. IBX data centers as of December 31, 2008 were operating at approximately eighty percent (80%) of capacity providing services to 1,152 customers in a diversified mix of industries. Many of the service contracts are for greater than a one year term, and have a high renewal rate. The revenue associated with these customers is predictable because greater than 90% of the U.S. revenue is recurring for the duration of the customer contract, which is generally one to three years in length.

d)	We provided revenue and adjusted EBITDA guidance for 2009 with an underlying forecast for U.S. PBT of approximately $60 million. Because of the nature of our business we have good visibility into our operating results in the near term. The Company had signed contracts scheduled to be installed in the first two quarters of 2009. These contracts support the forecasted growth of the U.S. business. For the first few months of 2009, we have met or exceeded our U.S. PBT expectation from our forecast.

e)	We have experienced a low rate of customer terminations and have not seen a trend that would suggest that would change.

f)	In 2008, the U.S. business began utilizing its deferred tax assets because of its PBT, as adjusted for permanent tax differences, of approximately $33 million. ($33 million of adjusted U.S. PBT multiplied by an approximate statutory tax rate of 40% results in approximately $13 million of deferred tax assets being utilized in 2008.) The net operating losses can be carried forward for 20 years, and the first year that the Federal NOLs begin to expire is 2019. We have sufficient time for the U.S. to operate as a profitable enterprise to recover the deferred tax assets.

Securities and Exchange Commission

May 21, 2009

Negative Factors:

a)	The U.S. business had no history of annual profitability prior to 2008 extending back to the date that we started our U.S. business. The cumulative losses since inception are significant and the net operating loss carry forwards as of December 31, 2008 for federal purposes were approximately $148 million.

b)	The recession in the U.S., the financial crisis and the credit crunch have created uncertainties as to the level of future profitability of the U.S. business. Although we are cautiously optimistic of achieving the targeted operating results for 2009, there is more uncertainty than would be the case in a healthy economic climate. While the impact of the recession on U.S. operations has been minimal through December 31, 2008, we cannot predict how our customers will perform against their obligations if conditions worsen. In response to the recession, we adopted a more defensive business plan including various cost control measures, cutting back or delaying new investment in capital programs and preserving cash, which should mitigate any impact on profits or revenue decreases caused by the recession in future periods. This more defensive posture was reflected in the revised earnings guidance provided on February 11, 2009 whereby we lowered our global revenue guidance, but reaffirmed our adjusted EBITDA guidance. Additionally, we have performed a “stress” analysis of our 2009 forecast and determined that it is very unlikely that the U.S. business will incur a loss in 2009.

c)	We do not see opportunities in our U.S. business that would allow us to implement any tax strategies to accelerate the recognition of taxable income and utilization of the net operating loss carry-forwards.

When conducting the quantitative and qualitative analysis of all the negative and positive evidence listed above, we gave significant weight to the achievement of three years of cumulative profitability that was achieved in the fourth quarter of 2008 and the improving trends for profitability from 2006 to 2009 (including the 2009 forecast). In our judgment, the U.S. business would have to experience dramatic changes to customer revenues or operating costs, a perspective that can not be objectively determined, to not realize the U.S. deferred tax assets. The predictive nature of our business model supported by the 2007 and 2008 profitability supports our conclusion that it is more likely than not that the deferred tax assets will be realized.

Additionally, the results reported for our first quarter of 2009 further support our forecast and expectation that it is more likely than not that the U.S. deferred tax assets will be realized. The U.S. operations reported PBT of approximately $21 million for the first quarter of 2009.

2.	We note that the net operating loss carry forwards expired at various intervals from the years 2009 through 2028. In your response, please provide us with a schedule of the losses by expiration date.

Securities and Exchange Commission

May 21, 2009

RESPONSE TO COMMENT 2:

Below is the schedule by expiration date for our net operating loss carry forwards:

Equinix, Inc. and Subsidiaries

Federal and State NOL Carry Forwards by Expiration Dates

As of 12/31/2008

Expiration Date	Federal	CA	NJ (1)	Others	Total States
12/31/2009	—	—	8,000,000	—	8,000,000
12/31/2010	—	—	5,000,000	—	5,000,000
12/31/2011	—	5,300,000	1,700,000	—	7,000,000
12/31/2012	—	—	—	—	—
12/31/2013	—	1,600,000	4,100,000	300,000	6,000,000
12/31/2014	—	—	1,000,000	—	1,000,000
12/31/2015	—	12,100,000	—	8,900,000	21,000,000
12/31/2016	—	16,800,000	—	4,200,000	21,000,000
12/31/2017	—	2,000,000	—	—	2,000,000
12/31/2018	—	5,500,000	—	500,000	6,000,000
12/31/2019	1,000,000	39,800,000	—	9,200,000	49,000,000
12/31/2020	11,000,000	—	—	—	—
12/31/2021	1,000,000	—	—	4,000,000	4,000,000
12/31/2022	1,000,000	—	—	1,000,000	1,000,000
12/31/2023	33,000,000	—	—	7,000,000	7,000,000
12/31/2024	27,000,000	—	—	7,000,000	7,000,000
12/31/2025	1,000,000	—	—	—	—
12/31/2026	6,000,000	—	—	5,000,000	5,000,000
12/31/2027	62,000,000	—	—	18,000,000	18,000,000
12/31/2028	5,000,000	—	—	—	—

	148,000,000	83,100,000	19,800,000	65,100,000	168,000,000

(1)	NOLs expiring in New Jersey are expected to be utilized in 2009 and 2010.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 15

Principal Elements of Executive Compensation, page 18

Base Salary, page 18

3.	In the fifth full paragraph on page 18, you disclose that the base salaries of your NEOs increased from 2007 to 2008 by approximately 4% to 25% based upon different factors such as a NEO’s role, a NEO’s performance, and market data, although a majority of the increases were driven by market forces. In future filings, please explain how the above-mentioned factors (or other factors) contributed to increasing each specific NEO’s salary.

Securities and Exchange Commission

May 21, 2009

For instance, we note that you explained that Mr. Schwartz’s salary increased by 8% to $270,000 from $250,000 because he was promoted to president of Equinix Europe. However, on page 26, the Summary Compensation Table shows that Mr. Taylor’s salary increased from $264,667 to $323,833 which is approximately a 22% increase, and you do not explain the factors that contributed to his increase.

RESPONSE TO COMMENT 3:

We acknowledge the Staff’s comment and will include an explanation in future filings.

Annual Incentive Compensation, page 19

4.	In the fourth full paragraph on page 19, you disclose that Mr. Ferris earned a cash award of $58,000 under the 2008 quarterly revenue plan because he met certain quarterly revenue targets. However, you do not disclose those quarterly revenue performance targets as you do for the 2008 annual incentive plan. In future filings, please disclose the use of any performance targets in determining the material elements of executive compensation unless you meet the requirements of Instruction 4 to Item 402 (b) of Regulation S-K.

RESPONSE TO COMMENT 4:

We acknowledge the Staff’s comment and will make such disclosure where relevant in future filings.

Summary Compensation Table, page 26

5.	In the first paragraph on page 19, you disclose that a NEO will be awarded a cash payment of a certain percentage of his or her base salary if certain performance targets under the 2008 annual incentive plan are met. For instance, Mr. Smith will receive 100% of his 2008 salary if you meet certain performance targets. On page 26, the Summary Compensation Table shows that Mr. Smith earned $475,000 as his 2008 salary but that his cash payment under the 2008 annual incentive plan was $480,000 (not $475,000) which is more than 100% of his 2008 salary. Please clarify and reconcile this difference.

Similarly, clarify and reconcile that Mr. Taylor’s 2008 salary was $323,833 and his maximum annual incentive bonus is 60% of that salary which is $194,300, but you paid him $201,000 under the 2008 annual incentive plan.

Securities and Exchange Commission

May 21, 2009

RESPONSE TO COMMENT 5:

Bonuses under Equinix’s 2008 annual incentive plan were calculated as a percentage of each NEO’s base salary at the rate in effect at the end of the fiscal year. As described in the fifth full paragraph on page 18, the base salary increases for our NEOs did not take effect until March 1, 2008. As a result, the annual incentive plan numbers cannot be calculated by multiplying the numbers reported in the “Salary” column of the Summary Compensation Table by the percentage disclosed for each NEO on page 19.

For example, Mr. Smith’s base salary was increased to $480,000 per year effective March 1, 2008. Accordingly, his 2008 annual incentive plan payment was $480,000 (100% of $480,000). The amount reported as “Salary” for Mr. Smith in the Summary Compensation Table consists of the actual salary earned by Mr. Smith during the 2008 fiscal year of $475,000, which includes two months at the rate of $450,000 per year and 10 months at the rate of $480,000 per year. Similarly, Mr. Taylor’s base salary was increased to $335,000 per year effective March 1, 2008. Accordingly, his 2008 annual incentive plan payment was $201,000 (60% of $335,000). The amount reported as “Salary” for Mr. Taylor in the Summary Compensation Table consists of the actual salary earned by Mr. Taylor during the 2008 fiscal year of $323,833, which includes two months at the rate of $268,000 and 10 months at the rate of $335,000 per year.

2008 Grants of Plan-Based Awards Table, page 28

6.	In the fourth paragraph on page 20, you discuss the general criteria upon which you granted restricted stock units to your NEO’s such as benchmarking to certain percentiles, a NEO’s responsibilities and performance, and the company’s performance. In future filings please expand your disclosure to explain how such criteria apply to a specific NEO to determine the amount of restricted stock units (or other form of compensation) that will be awarded to him or her. For instance, please discuss how an evaluation of the above-mentioned criteria led you to grant to Mr. Smith 40,000 restricted stock units while you granted to Mr. Taylor 16,000 restricted stock units.

RESPONSE TO COMMENT 6:

We acknowledge the Staff’s comment and will add appropriate disclosure in future filings.

In addition, we acknowledge that:

•	Equinix is responsible for the adequacy and accuracy of the disclosure in the filings;

Securities and Exchange Commission

May 21, 2009

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Equinix may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please contact me at (650) 513-7201.

Very truly yours,

/s/ Brandi Galvin Morandi
Brandi Galvin Morandi
General Counsel and Secretary

cc:	Stephen M. Smith

Keith D. Taylor

Alan F. Denenberg, Esq.